April 20, 2007

Robert Luiten, President
Zenergy International Inc.
415 E. North Water
Suite 1301
Chicago, IL 60611

> RE: **Zenergy International Inc.**
> **Amendment No. 1 to the Offering Statement on Form 1-A**
> **Filed March 16, 2007**
> **File No. 24-10165**

 Dear Mr. Luiten**:**

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your amended document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Item 3. Summary of Information, page 1

1.   Please clarify the sentence "[a] maximum of $5,000,000 will be received from the offering" as no minimum amount is required to be sold in your offering. Please revise similar disclosures, such as that under Item 12.

Item 4. Plan of Distribution, page 11

2.   Please define "accredited investor" and explain how the company will determine whether an investor is accredited.

3.   The last paragraph in this section says the offering will be registered in some states. This disclosure appears inconsistent with other disclosures. Please revise as appropriate.

Item 5. Use of Proceeds, page 12

4.   Based on the new disclosure in this section, your plan of operation and uses of proceeds appear conditional and subject to change at your discretion. For example, we note the following new disclosure in the third paragraph of this section:

> The allocation of the proceeds shown in the table is based on the Company's *present operating plan* and its estimates of many factors, including general economic and industry conditions and the Company's future revenues and

expenditures. If *these factors change* or actual circumstances differ from those estimated or expected, the Company may use portions of the proceeds for other purposes.

In addition, the introduction to each new table includes the qualifying language, "[b]elow shows an example of how the Company *could modify* its business plan to accommodate . . . ."

This disclosure and other ambiguous disclosures do not appear responsive to Item 5 of the Model B offering circular format. The disclosure is required to set forth the definitive uses of proceeds, not the possible uses of proceeds. If the issuer reserves the right to change those uses, the specific factors that would cause such change should be disclosed along with the alternative uses. As we noted in comment 12 of our last letter, a company that does not have a specific business plan is a blank check company and ineligible to use Form 1-A.

5.   The principal uses now disclosed in this section, namely, "operating expenses," "pre-engineering and due diligence costs," "salaries and benefits," "corporate sales and benefits" and "executive team salaries and benefits," appear too general to be informative to an investor. Please clarify the principal uses within these categories. Further, as proceeds appear to be allocated to three types of activities – those listed in subsections 1 through 3 under "Product/Services Offered" – we suggest that the principal uses be grouped under each type of activity. Please clearly quantify the proceeds payable to officers or directors as compensation or otherwise.

6.   Please disclose the uses of proceeds if less than $1,250,000 is received in the offering.

7.   Please quantify the dollar amount of offering expenses to be deducted from gross offering proceeds to determine net offering proceeds. Please list the dollar amount of offering expenses separately in the tables under this heading.

Item 6. The Business of the Company, page 15

Product/Services Offered, page 20

8.   Please explain the term "distributor" as used under the subheading, "1. Development of Relationships with Suppliers and Distributors to Sell Processed Feedstock." Further, please disclose the principal terms of the existing or anticipated business arrangements with these "suppliers" and "distributors." Disclose how these business activities are expected to generate revenues for the company.

9.   Please expand "2. Trading" to disclose the principal terms of the existing or anticipated business arrangements with "small bio-fuel producers" and "large distributors." Disclose how these business activities are expected to generate revenues for the company.

10.   Please provide the plan of operation disclosure required by Item 6 of Model B offering circular. See the second part of prior comment 10. The brief disclosure after each table in this section and in "Use of Proceeds" appears unclear and inadequate. In addition, such disclosure only reflects what the company "*could*" do, rather than what the company "*will*" do.

11.   Please explain the relationship between the use of proceeds tables and the tables in this section. Please consider combining these tables to enhance the clarity of your disclosure.

12.   Please explain the basis for the cost estimates for bio-diesel and ethanol plants, as disclosed on page 27 and 28. Please explain what these costs represent. Do they include only construction costs or construction and operation costs? In this regard, we note the statements in "Use of Proceeds" with regard to "start of construction" of ethanol or bio-diesel plants.

Item 12. Securities Being Offered, page 46

13.   Please clarify in the opening sentence that these shares are being offered to "accredited investors" only.

Part III. Exhibits

(11) Opinion re legality

14.   Please revise your legality opinion to indicate that the opinion opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution and all reported judicial decisions interpreting those laws.

General

15.   We note the company's website and the description of the company's business under the headings "Zenergy is focusing its efforts on" and "Bio-Fuels". References to "[Z]energy is in business to bring biofuel to market cost effectively, and can do so because of production efficiencies and economies of scale" does not appear consistent with the disclosure in the offering circular, which indicates that the company has no operating history as a producer of ethanol or bio-diesel. As a general matter, the offering circular should reconcile with the information on the company's website. Please explain or revise as appropriate.

<center>Closing Comments</center>

       As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Janice McGuirk at (202) 551-3395 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Stephen J. Czarnik, Esq.
      via fax: (212) 937-3870